Guardion Health Sciences, Inc.

2925 Richmond Avenue, Suite 1200

Houston, Texas 77098

May 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	Guardion Health Sciences, Inc.
Registration Statement on Form S-3
File No. 333-278470

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guardion Health Sciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Friday, May 3, 2024, or as soon thereafter as possible.

Please notify David Sunkin of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (310) 228-2279 or DSunkin@sheppardmullin.com as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

GUARDION HEALTH SCIENCES, INC.

By:	/s/ Jan Hall
Name:	Jan Hall
Title:	Chief Executive Officer